SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 23, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release re: Niger’s Government has selected France Telecom’s bid for a new global fixed-mobile-internet license.

press release

Paris, November 22 2007

Niger’s Government has selected France Telecom’s bid for a new global fixed-mobile-internet license

Niger’s Government has decided to retain the bid made by the consortium controlled by France Telecom for the awarding of a new global fixed-mobile-internet license for 48 million euros.

France Telecom has joined forces with Mr. Mohamed Rissa, a major business leader from this country, specialized in the Internet and telecommunications services sector, and Mr. Moctar Thiam, a long-standing investor in Orange Mali.

France Telecom is delighted with this operation, which is fully in line with its targeted development strategy on high-growth markets, further strengthening its significant presence in West Africa.

Already present in 12 African countries including five in West Africa, France Telecom will enable its new subsidiary in Niger to benefit from the strength of its orange brand, the quality of its services and its capacity for innovation.

With a growing population of around 13 million people, and a mobile penetration rate of under 5%, Niger offers good prospects for growth.

This operation follows on from the announcement made on November 16, when France Telecom was selected for the privatization of Telkom Kenya.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 167 million customers in five continents as of September 30, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 and 39.4 billion euros for the first nine months of 2007. At September 30, 2007 the group had 106.9 million mobile customers and 11.4 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts:	+33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 23, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information